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EDWARD H.P. LAM¿* G.S. PAUL MITCHARD QC¿ CLIVE W. ROUGH¿ JONATHAN B. STONE* ALEC P. TRACY* ¿(ALSO ADMITTED IN ENGLAND & WALES) * (ALSO ADMITTED IN NEW YORK)
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WILL H. CAI (CALIFORNIA) Z. JULIE GAO (CALIFORNIA) BRADLEY A. KLEIN (ILLINOIS) RORY MCALPINE (ENGLAND & WALES) GREGORY G.H. MIAO (NEW YORK) ALAN G. SCHIFFMAN (NEW YORK)	April 16, 2014	SINGAPORE SYDNEY TOKYO TORONTO

VIA EDGAR

Barbara C. Jacobs, Assistant Director

Jan Woo, Attorney-Adviser

Christine Davis, Assistant Chief Accountant

Eiko Yaoita Pyles, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cheetah Mobile Inc.

(formerly known as Kingsoft Internet Software Holdings Limited)

CIK No. 0001597835

Response to the Staff’s Comment Letter Dated April 11, 2014

Dear Ms. Jacobs, Ms. Woo, Ms. Davis and Ms. Pyles::

On behalf of our client, Cheetah Mobile Inc. (formerly known as Kingsoft Internet Software Holdings Limited), a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comment contained in the Staff’s letter dated April 11, 2014. This letter also contains, as Annex A, the artwork the Company proposes to include in its registration statement on Form F-1 (the “Registration Statement”).

U.S. Securities and Exchange Commission

April 16, 2014

The Staff’s comment is repeated below in bold and is followed by the Company’s response. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations Critical Accounting Policies

Share-based Compensation, page 94

1.	We note your response to prior comment 2. Please provide us with a more detailed response as to how your financial forecasts increased so significantly between January 2014 and March 2014. In this regard, please provide us with comparative information for the significant assumptions used in your financial forecast for the January versus the March valuation. Also, your response appears to indicate that the increase in mobile monthly active users was a significant factor considered. However, we note that mobile revenues were only 12% of revenue in the quarter ended December 2013 slightly up from 8% of revenue for the quarter ended September 2013. We also note that the increase in mobile monthly active users has been generally consistent in the last few quarters with increases ranging from 35 million to 45 million per quarter and the most significant increase between the quarter ended September 2013 and December 2013. Please tell us how the increase in mobile active users contributed to the increase in financial forecast.

U.S. Securities and Exchange Commission

April 16, 2014

The Company respectfully advises the Staff that the increase in the financial forecast used for valuation between January 2014 (the “January Forecast”) and March 2014 (the “March Forecast”) was mainly attributable to higher revenue growth estimates. The Company regularly updates its revenue growth estimates based on actual and forecast operating data and financial results. Compared to the January Forecast, (i) the Company’s estimated 2014 annual revenue in the March Forecast increased by 35% and (ii) the compound annual growth rate (“CAGR”) of its estimated revenue from 2014 to 2019 increased from 34% to 50%. The Company revised its revenue growth estimates in the March Forecast upward for the following three reasons:

(1)	The better-than-expected trends in the Company’s mobile user base and mobile-based service revenue increased its confidence that mobile-based services would make a greater contribution to its future revenue growth, in particular:

•	mobile MAUs in the first quarter of 2014 increased by 56 million to 223 million in March 2014, up from 166 million in December 2013. Although the first quarter is generally slower than the third and fourth quarters, the increase in mobile MAUs in the first quarter 2014 represented an acceleration from the growth of 46 million in the fourth quarter of 2013 and 40 million in the third quarter of 2013. The 56 million increase in MAUs in the first quarter of 2014 represented 36.4% of the total mobile MAU increase projected for 2014 in the January Forecast, which was 154 million, partially due to the successful launch in January 2014 of CM Security, the Company’s new mobile security application, which accumulated over 25 million downloads since its launch and had more than 20 million MAUs in March. As a result, the Company increased its mobile MAU forecast for 2014, 2015 and 2016 by 19%, 20% and 25%, respectively; and

•	the faster- and better-than-expected ramp up in the Company’s mobile game operation as it launched four exclusively licensed mobile games in the first quarter of 2014, up from one exclusively licensed mobile game in the fourth quarter of 2013. At the end of March 2014, three of the Company’s exclusively licensed mobile games remained on the top-50 grossing game list for the Apple App Store in China.

While mobile revenue has been a relatively small portion of the Company’s total revenue historically, accounting for approximately 8% and 12% of revenue in the third quarter and fourth quarter of 2013, it is an increasingly important source of revenue and a growth driver for the Company. According to the Company’s management accounts, the revenue from mobile online marketing and game services in the first quarter of 2014 represented approximately 17% of total revenue in the quarter, an approximately 2,414% increase on a year-over-year basis and an approximately 72% increase on a quarter-over-quarter basis. Overall, mobile-based services revenues in the first quarter of 2014 exceeded the January Forecast by 35% and the March Forecast by 4%.

U.S. Securities and Exchange Commission

April 16, 2014

(2)	The Company’s PC-based online marketing and game services experienced better-than-expected and continuous growth in the first quarter of 2014, bucking the seasonal decline in the Chinese online advertising market due to factors such as Chinese Lunar New Year and fewer working days in February. In particular:

•	the number of MAUs of Duba.com increased by 11% from 47 million as of December 2013 to 52 million as of February 2014; and

•	according to the Company’s management accounts, PC-based services revenue in the first quarter of 2014 represented a growth rate of 95% and 10%, as compared to the first quarter of 2013 and the fourth quarter of 2013, respectively. PC-based online services revenues exceeded the January Forecast and the March Forecast by 25% and 11%, respectively.

(3)	The Company also entered into two investment agreements in the first quarter of 2014 that it expects to help expand its capability to monetize its user base internationally and diversify its revenue sources:

•	On March 13, 2014, the Company entered into an agreement to acquire the assets of the Jiangduoduo Business, which have the potential to expand the Company’s ability to monetize its user traffic beyond online marketing and online game services; and

•	On March 18, 2014, the Company entered into an agreement to acquire a 20% equity stake in Kingsoft Japan, which has the potential to enhance the Company’s ability to monetize its user base in Japan.

In performing both the January Forecast and the March Forecast analyses, the Company also considered downside risks, including competition, price pressure from business partners and potential saturation of monthly active users. However, the Company did not find these risks to be substantially more significant as of March 2014 than January 2014 and, accordingly, such risks did not have a significant effect on the increased financial forecast based on the Company’s updated revenue growth estimates. In general, the Company’s future growth strategy is to monetize its user base through the provision of online advertising, online games and other internet value-added services—the larger the Company’s user base, the more attractive its services to potential advertising customers and game players. The Company believes that the increase in

U.S. Securities and Exchange Commission

April 16, 2014

total number of monthly active users of its mobile and PC based services, combined with its progress in monetizing its users, will result in beneficial network and multiplier effects on its future revenue. Accordingly, the Company revised its estimated revenue in 2014 and revenue growth rate for the next 5 years upward in the March Forecast.

*        *        *

U.S. Securities and Exchange Commission

April 16, 2014

If you have any questions regarding this letter or the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or the audit engagement partner at Ernst & Young Hua Ming LLP, King Li, by telephone at +86-10-5815-2099, or by email at king.li@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Jun Lei, Chairman, Cheetah Mobile Inc.

Sheng Fu, Chief Executive Officer, Cheetah Mobile Inc.

Andy Yeung, Chief Financial Officer, Cheetah Mobile Inc.

King Li, Partner, Ernst & Young Hua Ming LLP

James C. Lin, Partner, Davis Polk & Wardwell LLP

Annex A

cheetah mobile inc.

Publisher of **#1**
Mobile Application in the
Google Play Tools Worldwide[1]

#2
Internet Security Software
Provider in China[2]

53%
Mobile MAU overseas[3]

166 mm
Mobile MAU[3]

330 mm
Total MAU[3]

① By monthly downloads; according to App Annie Intelligence Top Publishers Report Google Play of February 2014
② By MAU; according to iUser Tracker of iResearch February 2014 data
③ Approximate numbers as of December 31, 2013

cheetah mobile inc.

To make the internet and mobile experience

Speedier, **Simpler** and **Safer**

for users worldwide